Skadden, Arps, Slate, Meagher & Flom llp
FOUR TIMES SQUARE
NEW YORK 10036-6522
________

TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com

DIRECT DIAL
212-735-2790
DIRECT FAX
917-777-2790
RPRINS@SKADDEN.COM

February 26, 2010

VIA EDGAR Mr. Larry Greene Senior Counsel United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

RE:	Registration Statement (File No. 333-164270) of Prospect Capital Corporation (the "Company")

Dear Mr. Greene:

We are in receipt of your comment letter dated February 25, 2010 regarding the Company's Registration Statement on Form N-2 (the "Registration Statement").

The Company has considered your comments and has authorized us to make on its behalf the responses and changes to the Company's Registration Statement discussed below.  These changes will be reflected in Pre-Effective Amendment No. 1 to the Company's Registration Statement.

The Company's responses to the comments are set forth below.  For ease of reference, a summary of each comment is set forth in italics and followed by the corresponding response.

In addition, please note that the Company desires to be declared effective on March 1, 2010 at 5:30pm or as soon thereafter as practicable.  As such, it is contemporaneously filing an acceleration request letter

Mr. Larry Greene
February 26, 2009

along with this response and the filing of Pre-Effective Amendment No. 1 to the Company's Registration Statement.

General

1.  Earlier this year, the Fund announced that it was seeking to acquire Allied Capital Corporation.  Please include appropriate disclosure in the prospectus about the proposed transaction, including any material risks, and the effect the merger would have on the Fund.

The prospectus contains disclosure concerning Allied Capital Corporation ("Allied") in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" for the quarter ended December 31, 2009.  This discussion reflects the Company's most recent offer for Allied and Allied's response.  We respectfully submit that including in the base prospectus any further discussion or material risk factors related to a merger with Allied would be premature given that any potential merger with Allied is not probable at this time (based on Allied's repeated rejections of offers made by the Company).  However, the Company would add any relevant disclosure, including risk factors, concerning the Allied situation in a prospectus supplement.

2.  We remind the Fund of its obligation to file electronic reports with respect to fidelity bond coverage under Rule 17g-1(g) under the 1940 Act.

Your comment is noted.

3.  Please advise the staff of whether the Financial Industry Regulatory Authority has reviewed and passed upon the terms of the distribution arrangements, including all the compensation payable to the distributors?

The Financial Industry Regulatory Authority ("FINRA") has reviewed the terms of the distribution arrangements, including all the compensation payable to the distributors, and issued a comment letter to the Company earlier this month, to which the Company responded.  We spoke with FINRA on February 25, 2010 about their comments and the Company's responses, and do not expect FINRA to raise any additional comments.  FINRA is aware of the Company's desire to have its Registration Statement declared effective as soon as possible and we anticipate receiving a no-objections letter shortly.

Outside Front Cover

4.  The table on the facing page of the Registration Statement is in a format different from that required by Item 1(g) of Form N-2.  Confirm to the staff that any

Mr. Larry Greene
February 26, 2009

prospectus supplement used to sell shares will have the pricing table required by Item 1(g) of Form N-2.

The Company confirms that any prospectus supplement used to sell shares will have the pricing table in the format specified by Item 1(g) of Form N-2.

Prospectus Summary

The Offering

5.  The first paragraph states that the Fund will initially use the proceeds to pay down debt.  Please disclose in the summary the total dollar amount of the debt to be retired, and what percentage of the proceeds of the offering will be used in this manner.  Also clarify whether the sales below NAV as discussed in the prospectus apply only to direct offerings of common stock by the Fund, or whether it also applies to other securities and transactions covered by the Registration Statement.

As stated in the prospectus, "[u]nless otherwise specified in a prospectus supplement, we intend to use the net proceeds from selling Securities pursuant to this prospectus initially to maintain balance sheet liquidity, involving repayment of debt under our credit facility, investments in high quality short-term debt instruments or a combination thereof, and thereafter to make long-term investments in accordance with our investment objective" (Emphasis added).  The Company may decide not to use proceeds from a particular offering to repay debt.  Moreover, any decision regarding the allocation of offering proceeds to the repayment of debt versus long-term investments or other uses can only be made at the time of the related takedown.  As such, we respectfully submit that information regarding the amount of debt to be retired and what percentage of the offering proceeds will be used to retire such debt cannot appropriately be included in the base prospectus.  The Company will include such information, if applicable, in the Use of Proceeds section in each prospectus used for particular takedowns.

The Company may not only sell its common stock at a price below current net asset value, but also warrants, options or other rights to acquire its common stock at a price below the current net asset value of its common stock at the time of issuance of such warrants, options or other rights.  Disclosure to this effect has been added to the Prospectus Summary.

6.  In the last line of the third paragraph, please update the date of the last reported sales price.

The requested change has been made.

Mr. Larry Greene
February 26, 2009

Fees and Expenses

7.  The fee table line item for management fee is inconsistent with Form N-2.  Given the two fees, revise the fee table to include two line items: one for the asset based charge as expressed in net assets, and a second line item for the income and realized capital gain advisory fee of twenty percent.  To help clarify that those two fees are not asset-based, the twenty percent number may be indented and not aligned under the other figures expressed as a percentage of net assets.

The Company has made the requested change although respectfully disagrees that the fee table is inconsistent with Form N-2.  Instruction 7 to Item 3 of Form N-2 states "[i]n lieu of the information about management fees required by Item 3.1, a business development company with a fee structure that is not based solely on the aggregate amount of assets under management should provide disclosure concerning the fee arrangement to allow investors to assess its impact on the Registrant’s expenses; a business development company may use any appropriate expense categories and may include items that may not, for accounting purposes, be treated as expenses."  The Company believes its historical disclosure has been consistent with this instruction.

8.  We suggest shortening footnote 6 to the fee table to include only the first and last sentences of the footnote.  The additional disclosure should be relocated to a more appropriate location in the prospectus.  Also, please revise the last sentence to reflect information for the three months ended December 31, 2009.

The requested change has been made.

9.  Delete footnote 7 or explain its relevance to the staff in light of the Fund's outstanding borrowing and intent to issue additional debt securities.

The Company may or may not have borrowings outstanding in the future and may choose not to issue debt securities (the Company has a credit facility in place but does not have any "notes" or debt securities outstanding).  As such, the Company believes that including footnote 7 provides relevant information that a shareholder may consider useful.

10.  Revise footnote 8 to state that "other expenses" are based on estimated amounts for the current fiscal year.  See Instruction 6 to Item 3 of Form N-2.

The requested change has been made.

Mr. Larry Greene
February 26, 2009

11.  The financial statements later in the prospectus show a material investment by the Fund in money market funds.  Please advise the staff why the fee table does not have the AFFE line item.  Please confirm that, if the indirect costs are less than one basis point, such indirect expenses are nevertheless included in "other."

A line item for AFFE has been added to the fee table.

Example

12.  Please clarify the "stockholder costs" mentioned in the last sentence of the first paragraph, including what entity pays these costs.  Are these shareholder transaction expenses?

We supplementally inform to you that the "stockholder costs" mentioned in the last sentence of the first paragraph include all expenses listed in the Fee Table under the heading "Stockholder Transaction Expenses," all of which will be paid by the Company (and indirectly by shareholders).  In addition, the prospectus has been modified to refer to "costs," as opposed to "stockholder costs," to avoid any potential confusion.

Selected Condensed Financial Data of Prospect

13.  Please revise the disclosure to state that financial information presented in this section from 2005 through 2009 has been audited.  See Instruction 8 to Item 4 of Form N-2.

The requested change has been made.

Risk Factors

14.  The prospectus discloses in bold that the most recent net asset value was calculated on September 30, 2009, and when calculated effective December 31, 2009 may be higher or lower.  Please update this information.

The requested change has been made.

15.  Please update the effective date referenced in this subheading:

If we sell common stock at a discount to our net asset value per share, stockholders who do not participate in such sale will experience immediate dilution in an amount that may be material.

Mr. Larry Greene
February 26, 2009

The requested change has been made.

The Energy Industry is Subject to Many Risks.

16.  If applicable, please revise this section of the prospectus to address the Commission's recent release providing interpretive guidance on disclosure related to business or legal developments regarding climate change.

Climate change related risk disclosure has been added to the section entitled "The Energy Industry is Subject to Many Risks."

Senior Securities

17.  The disclosure under this section states that information with a "—" reflects "information which the SEC expressly does not require to be disclosed for certain types of senior securities."  Please inform the staff to what this is referenced.  Please provide us with the omitted information.

The table has been modified since its initial submission.  The sentence mentioned above has been deleted and replaced with footnotes (3) and (4) in the Senior Securities table.  However, the sentence that was deleted was referencing Item 4.3 of Form N-2 and the instructions therein.  Specifically, instruction 3 to Item 4.3 instructs registrants to include column 4 for senior stock only.  The Company does not have senior stock outstanding.  Similarly, the sample table to Item 4.3 states that for column (5), registrants should exclude any bank loans from such column.  Since the Company does not have senior stock outstanding and its only outstanding indebtedness is bank loans, the information required by columns (4) and (5) is not required.

Price Range of Common Stock

18.  Please update all dates in footnotes 3 and 4.

The requested change has been made.

Plan of Distribution

19.  The section discloses that the Fund may engage in transferable and non-transferable offerings, and appears to set forth contradictory statements in the first and fifth paragraphs regarding the issuance of rights to subscribe to common stock at below net asset value.  Please reconcile this disclosure.

Mr. Larry Greene
February 26, 2009

With respect to transferable rights offerings, such offerings should be consistent with an understanding that they are to be designed for exceptional and not routine circumstances.  In this connection, Investment Company Act Release No. 9932 (September 15, 1977) indicates that transferable rights offerings are truly exceptional, that the exception permitting them is to be construed narrowly, and that directors must make a determination that there is a reasonable likelihood that existing shareholders will exercise a very substantial majority of the rights.  Explain to the staff the manner in which the Fund’s offerings are to be structured consistent with these required determinations.

Disclosure in the second paragraph states that, “[in] addition, pursuant to the terms of certain applicable registration rights agreements entered into by us or that we may enter into in the future, certain of our stockholders may resell shares of our common stock under this prospectus and as described in any related prospectus supplement.” Briefly summarize the type of information to be disclosed regarding such sales as required by Regulation S-K, Item 507.

We respectfully disagree with the suggestion that paragraphs one and five may be inconsistent. The Company added the statement in the first paragraph because the staff thought that rights offerings to shareholders have special dynamics and requirements and are not necessarily appropriate for shelf takedowns. The statements in the fifth paragraph refer to sales of warrants, options or rights for value in public offerings, which would be to the public at large and not to a class of shareholders. To take a hypothetical example, the Company may wish to sell for $1 per warrant 5-year warrants to buy 5,000,000 shares of common stock at today's market price. That would clearly not be a rights offering raising any of the special dynamics of shareholder rights offerings, would fit within the disclosure under the fifth paragraph and would not be inconsistent with the first paragraph. We have, however, added disclosure in the first paragraph to avoid any possible confusion.

The Company has never done a rights offering and is cognizant of the positions taken in the Release.  Inasmuch as the Company does not expect to make a transferable rights offering of common stock in the foreseeable future, it appears premature to describe the processes that have been used by other funds to enable the Board to make the determinations suggested by the Release.

The information required by Item 507 of Regulation S-K will be included in any selling stockholder prospectus supplement.  Such information will include, as applicable, the name of each selling stockholder, the nature of any position, office, or other material relationship which each selling stockholder has had within the past three years with the Company, the amount of securities of the class owned by each selling stockholder prior to the offering, the amount to be offered for each selling stockholder's account, the amount and (if one percent or more) the percentage of the class to be owned by each selling stockholder holder after completion of the offering.  Please see the Company's prospectus supplement filed on November 25, 2009 for an example.

20.  The following paragraph was deleted from the current filing: "Any of our common stock sold pursuant to a prospectus supplement will be listed on The

Mr. Larry Greene
February 26, 2009

NASDAQ Global Select Market, or another exchange on which our common stock is traded."  Indicate to the staff whether the deletion reflects a change in actual policy.

This is not a change in actual policy and the Company intends to continue listing all common stock sold pursuant to a prospectus supplement on The NASDAQ Global Select Market.

Closing

We note that portions of the filing are incomplete.  We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied to the staff in EDGAR correspondence, or on exhibits added in any pre-effective amendment.

Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act.  Where no change will be made in the filing in response to a comment, please indicate that fact in a supplemental letter and briefly state the basis for your opinion.

Please advise us if you have submitted or expect to submit a no-action letter in connection with your Registration Statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending Registration Statement, it should furnish a letter, at the time of such request, acknowledging that:

Mr. Larry Greene
February 26, 2009

•	The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does nor foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Fund may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments are so noted.  The Company has no plans of submitting a no-action letter request in connection with its Registration Statement.

*           *           *           *           *

Mr. Larry Greene
February 26, 2009

If you have any questions or comments or require any additional information in connection with the above, please telephone the undersigned at (212) 735-2790 or Carmine Lekstutis at (212) 735-2132.

Sincerely,

/s/ Richard T. Prins
Richard T. Prins